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                                BAKER & McKENZIE
                                805 Third Avenue
                               New York, NY 10022



                                                                  March 10, 1998



Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:     IAT Multimedia, Inc.
                          Registration Statement on Form S-1
                          (Registration No. 333-41835)
                          ------------------------------------


Ladies and Gentlemen:

                  On behalf of IAT Multimedia, Inc. (the "Company") and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request the Commission's consent to withdraw the above referenced Registration Statement. The Company has announced today that it has transferred the business and certain of the assets and liabilities of its German subsidiary to a new German company and that it expects to transfer the business and certain of the assets and liabilities of its Swiss subsidiary to a new Swiss company. The Company is evaluating its financing needs and options in light of these developments.

                  Please do not hesitate to contact me at 212-891-3987 if I can be of further assistance.

                                                   Very truly yours,


                                                   /s/ Francis Fitzpatrick
                                                   ----------------------------
                                                   Francis Fitzpatrick



cc:      Elliot Staffin
         Securities and Exchange Commission